Mail Stop 3561

June 26, 2006

Elden Schorn, President
Snowdon Resources Corporation
885 Pyrford Road
West Vancouver, BC, Canada V7S 2A2

> **Re: Snowdon Resources Corporation**
> **Registration Statement on Form SB-2**
> **Filed June 12, 2006**
> **File No. 333-134943**

Dear Mr. Schorn:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments

We note that Robert Baker, who is a principal shareholder and director of Snowdon Resources Corp., is or was the control person of other mineral exploration companies that have filed registration statements for securities offerings with the Commission. Mr. Baker was the prior control person of two SEC reporting companies – High Grade Mining Corp. and Sterling Gold Corp. High Grade and Sterling Gold were start-up mineral exploration companies that filed Form SB-2 IPO registration statements to raise money to conduct mineral exploration activities. In addition, Mr. Baker is the control person of two other start-up mineral exploration companies – Marathon Gold

Corp. and International Gold Corp. These two companies previously filed Form SB-2 IPO registration statements also to raise money to conduct mineral exploration. Those registration statements are pending at this time. Snowdon Resources Corp., also a start-up mineral exploration company, is virtually identical to all four prior registrants and its Form SB-2 IPO registration statement is virtually identical to the other Form SB-2 IPO registration statements. Conrad Lysiak acted or acts as counsel to all five companies.

High Grade Mining Corp.

High Grade Mining Corp. filed a Form SB-2 registration statement in January 2004 to register an initial public offering seeking to raise a maximum of $200,000 to conduct mineral exploration activities. High Grade's Form SB-2 became effective in August, 2004. High Grade's later Exchange Act reports disclosed that $102,000 was raised in the offering which was completed in December 2004.

High Grade's Form SB-2 disclosed that, with offering proceeds of $100,000, $60,000 would be used for core drilling and analyzing samples and an additional $5,000 would be used for consulting services. The plan of operation disclosures in the Form SB-2 indicated that within five months following the close of the offering High Grade would hire a consultant and complete core drilling and sample analysis. However, High Grade's Form 10-KSB for the year ended November 30, 2005, over 11 months following the completion of the securities offering, reported that "to date we have not performed any work on the property."

 These disclosures, taken together, appear to indicate that High Grade did not use its offering proceeds in the manner disclosed in the Form SB-2 registration statement and did not follow the plan of operation disclosed in that registration statement.

In December 2005, High Grade filed a current report disclosing the acquisition of a new business and the sale of most of Mr. Baker's stock ownership to new control persons. This report also disclosed that Mr. Baker resigned as an executive officer of High Grade.

Sterling Gold Corp.

Sterling Gold Corp. filed a Form SB-2 registration statement in February 2004 to register an initial public offering seeking to raise a maximum of $200,000 to conduct mineral exploration activities. Sterling Gold's Form SB-2 went effective in November 2004. Sterling Gold's later Exchange Act reports disclosed that $100,500 was raised in the offering completed in May 2005.

Sterling Gold's Form SB-2 disclosed that, with offering proceeds of $100,000, $60,000 would be used for core drilling and analyzing samples and an additional $5,000 would be used for consulting services. The plan of operation disclosures in the Form SB-2 indicated that within five months following the close of the offering Sterling Gold would hire a consultant and complete core drilling and sample analysis.

In Sterling Gold's most recent Form 10-QSB for the quarter ended April 30, 2006, over a year following completion of the securities offering, the income statement does not reflect any expenditures for mineral exploration. In the list of actual uses of proceeds in this filing, no amounts are listed for core drilling or sample analysis. However, consulting fees in the amount of $37,300 was paid from offering proceeds, significantly more than the $5,000 disclosed in the Form SB-2.

These disclosures, taken together, appear to indicate that Sterling Gold did not use its offering proceeds in the manner disclosed in the Form SB-2 registration statement and did not follow the plan of operation disclosed in that registration statement.

In March 2006, Sterling Gold filed a Form 8-K reporting that Mr. Baker had sold his stock ownership to a new control person, Allen Collins, and had resigned as an executive officer.

a.   Given the events following the offerings of both High Grade and Sterling Gold and the similarities between those registrants and Snowdon Resources, please revise your Form SB-2 to comply with Rule 419.

b.   If you do not believe Rule 419 applies to your offering, please add disclosure to explain the reasons why you believe the rule does not apply to Snowdon's offering. In your disclosure, it would appear appropriate to describe the prior offerings of High Grade and Sterling Gold and describe the similarities between those registrants and offerings and Snowdon and its proposed offering, describe the proposed activities of High Grade and Sterling Gold as disclosed in their prospectuses and describe their actual activities following their offerings, and disclose the extent to which the conduct of High Grade and Sterling Gold after their offerings is indicative of the future conduct of Snowdon Resources after its offering. If you believe the High Grade and Sterling Gold offerings and the conduct of those companies after their offerings are not material to an investment in Snowdon Resources, please explain.

c.   Please describe and quantify the consideration received by Mr. Baker from his association with High Grade and Sterling Gold, including cash or other consideration paid to him by High Grade and Sterling Gold before the changes in control, and cash or other consideration paid to him from any source in connection with the change of control of those entities. Also, describe and quantify Mr. Baker's ownership of High Grade and Sterling Gold securities and the effect of the control changes on his ownership of those securities. If you do not believe this information is material to an investment in Snowdon Resources, please explain.

       d.   Please revise the Form SB-2 to describe the nature and extent of Mr. Conrad Lysiak's activities in connection with Snowdon Resources and the four other companies.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any questions.

       Sincerely,

       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

cc: Conrad C. Lysiak, Esq.
    601 West First Avenue, Suite 503
    Spokane, WA 99201

    Corporation Trust Company of Nevada
    6100 Neil Road, Suite 500
    Reno, NV 89544